Exhibit 1

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2011 Results and Declares Quarterly Dividend

Athens, Greece – February 14, 2012 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve-month period ended December 31, 2011. The Company’s Board of Directors also declared a quarterly dividend of $0.15 per share for the fourth quarter of 2011.

Summary of Fourth Quarter 2011 Results

•

Net revenue for the fourth quarter of 2011 increased by 4% to $42.9 million from $41.3 million during the same period in 2010.

•

Net income for the fourth quarter of 2011 decreased by 24% to $23.6 million from $31.1 million during the same period in 2010. Adjusted net income1 for the fourth quarter of 2011 decreased by 8% to $24.0 million from $26.0 million during the same period in 2010.

•

EBITDA2 for the fourth quarter of 2011 decreased by 16% to $31.7 million from $37.9 million during the same period in 2010. Adjusted EBITDA1 for the fourth quarter of 2011 decreased by 2% to $32.1 million from $32.7 million during the same period in 2010.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the fourth quarter of 2011 of $0.33 and $0.34, respectively, calculated on a weighted average number of shares of 70,894,420, compared to $0.47 and $0.39, respectively, in the fourth quarter 2010, calculated on a weighted average number of shares of 65,878,212.

•

The Company’s Board of Directors declared a dividend of $0.15 per share for the fourth quarter of 2011.

Summary of Twelve-Months Period Ended December 31, 2011 Results

•

Net revenue for the twelve-month period ended December 31, 2011 increased by 8% to $168.9 million from $157.0 million during the same period in 2010.

•

Net income for the twelve-month period ended December 31, 2011 decreased by 18% to $89.7 million from $109.6 million during the same period in 2010. Adjusted net income for the twelve-month period ended December 31, 2011 increased by 1% to $102.8 million from $102.2 million during the same period in 2010.

•

EBITDA for the twelve-month period ended December 31, 2011 decreased by 11% to $118.2 million from $133.4 million during the same period in 2010. Adjusted EBITDA for the twelve-month period ended December 31, 2011 increased by 4% to $131.3 million from $125.9 million during the same period in 2010.

•

EPS and Adjusted EPS for the twelve-month period ended December 31, 2011 of $1.29 and $1.48, respectively, calculated on a weighted average number of shares of 69,463,093, compared to $1.73 and $1.61 respectively, during the same period in 2010, calculated on a weighted average number of shares of 63,300,466.

Fleet and Employment Profile

On September 9, 2011, the Company took delivery of the MV Venus History, a Japanese-built, Post-Panamax class newbuild vessel.

On November 24, 2011 the Company took delivery of the MV Pelopidas, a Chinese-built, Capesize class newbuild vessel. MV Pelopidas initiated a 10 year period time charter at $38,000 per day, on January 2012.

As of February 14, 2012, the Company’s operational fleet was comprised of 18 drybulk vessels with an average age of 4.4 years.

The Company has contracted to acquire 10 additional drybulk newbuild vessels with deliveries scheduled at various times through 2014. The newbuild vessels consist of five Panamax vessels; three Kamsarmax vessels; one Post-Panamax vessel; and one Capesize vessel.

As of February 14, 2012, the contracted employment of fleet ownership days for the remainder of 2012 was 69%. For the full years 2012, 2013 and 2014 the contracted employment of fleet ownership days was 72%, 59% and 32%, respectively. Contracted employment includes vessels which are scheduled to be delivered to us in the future.

Capital expenditure requirements and liquidity as of December 31, 2011

The remaining capital expenditure requirements net of commissions for the delivery of the 10 newbuilds amounted to $259.7 million, of which 150.9 million is scheduled to be paid in 2012, $38.2 million in 2013, and $70.6 million in 2014. We anticipate satisfying these capital expenditure requirements from existing cash and time deposits, borrowings against our long-term floating rate note investment, cash surplus from operations and existing undrawn loan and revolving credit facilities and commitments.

As of December 31, 2011, the Company had $28.1 million in cash and short-term time deposits, $5.4 million in long-term restricted cash and $50.0 million in a long-term floating rate note investment, from which it may borrow up to 80% under certain conditions. Additionally, the Company had an aggregate of $135.2 million in undrawn loan and credit facilities and loan commitments, for two existing and two newbuild vessels and $43.7 million available from existing revolving reducing credit facilities.

In February 2012, the Company accepted an offer letter from a bank for a new revolving credit facility of up to $18.0 million which will be utilized to finance the acquisition of one of the remaining newbuild vessels.

Apart from the above loan and credit facilities and commitments, the Company has the ability to borrow against the remaining seven debt-free newbuild vessels upon their delivery, on which additional financing may be contracted as and if required.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.15 per share payable on or about February 29, 2012 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on February 24, 2012.

The Company has 70,896,924 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We might not pay dividends in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Our Board of Directors has declared our fifteenth consecutive dividend since our IPO. Our financial position is supported by our strong charter coverage and fleet expansion. Our capital expenditure requirements are fully covered by our liquidity and our contracted revenue, while upon delivery of all our newbuilds seven vessels are expected to be debt-free. We continue our newbuilding program and we may pursue further attractive vessel acquisition opportunities expanding or renewing our current fleet, with new vessel designs currently under development by leading shipyards, complying with upcoming regulations and incorporating technology advancements providing for energy efficiency and environmental protection.’’

Conference Call

On Wednesday, February 15, 2012 at 8:30 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until February 24, 2012 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2011 Results

Net income decreased by 24% to $23.6 million for the fourth quarter of 2011 from $31.1 million for the same period in 2010, mainly due to the following factors:

Net revenues: Net revenues increased by 4% to $42.9 million for the fourth quarter of 2011, compared to $41.3 million for the same period in 2010, mainly due to an increased number of operating days. The Company operated 17.41 vessels on average during the fourth quarter of 2011, earning a TCE rate of $26,330, compared to 15.32 vessels and a TCE rate of $29,395 during the same period in 2010.

Vessel operating expenses: Vessel operating expenses increased by 14% to $7.2 million for the fourth quarter of 2011, compared to $6.3 million for the same period in 2010. The increase in operating expenses is mainly attributable to an increase in ownership days by 14% to 1,602 days for the fourth quarter of 2011 from 1,409 days for the same period in 2010. Daily vessel operating expenses increased by 1% to $4,487 for the fourth quarter of 2011 compared to $4,463 for the same period in 2010.

Depreciation: Depreciation increased to $6.6 million for the fourth quarter of 2011, compared to $5.4 million for the same period in 2010, as a result of the increase in the average number of vessels owned by the Company during the fourth quarter of 2011.

Loss on derivatives: Loss on derivatives increased to $ 0.2 million in the fourth quarter of 2011, compared to a gain of $4.9 million for the same period in 2010 , as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 2.8 years as of December 31, 2011.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2010	2011	2010	2011
REVENUES:
Revenues	41,908	43,715	159,698	172,036
Commissions	(621)	(798)	(2,678)	(3,128)
Net revenues	41,287	42,917	157,020	168,908
EXPENSES:
Voyage expenses	(134)	(947)	(610)	(1,987)
Vessel operating expenses	(6,289)	(7,188)	(23,128)	(26,066)
Depreciation	(5,421)	(6,571)	(19,673)	(23,637)
General and administrative expenses	(2,011)	(2,471)	(7,018)	(8,489)
Early redelivery income	-	106	132	207
Gain on sale of asset	-	-	15,199	-
Operating income	27,432	25,846	121,922	108,936
OTHER (EXPENSE) / INCOME:
Interest expense	(1,652)	(1,510)	(6,423)	(5,250)
Other finance costs	(147)	(187)	(331)	(1,055)
Interest income	380	259	2,627	1,046
Gain/(Loss) on derivatives	4,882	(175)	(8,163)	(12,491)
Foreign currency gain/(loss)	287	(390)	281	(799)
Amortization and write-off of deferred finance charges	(50)	(290)	(266)	(653)
Net income	31,132	23,553	109,647	89,734

Earnings per share	0.47	0.33	1.73	1.29
Weighted average number of shares	65,878,212	70,894,420	63,300,466	69,463,093

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2010	December 31, 2011
ASSETS
Cash, time deposits	100,415	28,121
Other current assets	3,861	9,838
Vessels, net	541,244	655,356
Advances for vessel acquisition and vessels under construction	99,014	122,307
Restricted cash non-current	5,423	5,423
Long-term investment	50,000	50,000
Other non-current assets	5,415	6,226
Total assets	805,372	877,271

LIABILITIES AND EQUITY
Current portion of long-term debt	27,674	18,486
Other current liabilities	25,309	33,187
Long-term debt, net of current portion	467,070	465,805
Other non-current liabilities	41,186	27,951
Shareholders’ equity	244,133	331,842
Total liabilities and equity	805,372	877,271

Fleet Data 2011

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2010	2011	2010	2011

FLEET DATA
Number of vessels at period’s end	16.00	18.00	16.00	18.00
Average age of fleet (in years)	3.80	4.29	3.80	4.29
Ownership days (1)	1,409	1,602	5,326	5,992
Available days (2)	1,400	1,594	5,296	5,976
Operating days (3)	1,398	1,588	5,269	5,962
Fleet utilization (4)	99.2%	99.1%	98.9%	99.5%
Average number of vessels in the period (5)	15.32	17.41	14.59	16.42

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$29,395	$26,330	$29,534	$27,932
Daily vessel operating expenses (7)	$4,463	$4,487	$4,342	$4,350

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2010	2011	2010	2011
Net Income - Adjusted Net Income
Net Income	31,132	23,553	109,647	89,734
Less Gain on Sale of Assets	-	-	(15,199)	-
Less Early Redelivery (Income)/cost	-	(106)	132	(207)
Plus (gain)/Loss on Derivatives	(4,882)	175	8,163	12,491
Plus Foreign Currency (gain)/Loss	(287)	390	(281)	799
Adjusted Net Income	25,963	24,012	102,198	102,817

EBITDA - Adjusted EBITDA
Net Income	31,132	23,553	109,647	89,734
Plus Net Interest Expense	1,272	1,251	3,796	4,204
Plus Depreciation	5,421	6,571	19,673	23,637
Plus Amortization	50	290	266	653
EBITDA	37,875	31,665	133,382	118,228
Less Gain on Sale of Assets	-	-	(15,199)	-
Less Early Redelivery (Income)/cost	-	(106)	(132)	(207)
Plus (gain)/Loss on Derivatives	(4,882)	175	8,163	12,491
Plus Foreign Currency (gain)/Loss	(287)	390	(281)	799
ADJUSTED EBITDA	32,706	32,124	125,933	131,311

EPS – Adjusted EPS
Net Income	31,132	23,553	109,647	89,734
Adjusted Net Income	25,963	24,012	102,198	102,817
Weighted average number of shares	65,878,212	70,894,420	63,300,466	69,463,093
EPS	0.47	0.33	1.73	1.29
Adjusted EPS	0.39	0.34	1.61	1.48

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency. EBITDA and adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and adjusted EBITDA information. The Company believes that EBITDA and adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of adjusted EBITDA generally further eliminates the effects from gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, adjusted EBITDA, Adjusted Net Income and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Existing Fleet Employment Profile as of February 14, 2012

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
Maria	76,000	2003	20,250	Apr 2011 – Apr 2014
Vassos	76,000	2004	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	20,000	Feb 2011 – Feb 2014
Maritsa	76,000	2005	26,727	Apr 2011 – Mar 2015
Pedhoulas Merchant	82,300	2006	18,350	Aug 2011 – Aug 2013
Pedhoulas Trader	82,300	2006	20,000 BPI + 6.5% (c)	Aug 2011 – Jul 2013 Aug 2013 – Jul 2015
Pedhoulas Leader	82,300	2007	18,500	Dec 2011 – Feb 2012
Stalo	87,000	2006	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	19,500	Dec 2011 – Dec 2013
Sophia	87,000	2007	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	34,160	Apr 2010 – Mar 2015
Martine	87,000	2009	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	15,250	Nov 2011 – Mar 2012
Panayiota K	92,000	2010	15,250	Nov 2011 – Apr 2012
Venus Heritage	95,800	2010	13,500	Jan 2012 – Feb 2012
Venus History	95,800	2011	5,900	Jan 2012 – Mar 2012
Kanaris	178,100	2010	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2012	38,000	Jan 2012 – Dec 2021

(a)

Gross charter rate.

(b)

Delivery / redelivery dates reflect the Company’s best estimates. Actual delivery / redelivery dates can differ in accordance with the terms of the relevant charter contract.

(c)

A time charter with a forward delivery date in August of 2013 for a duration of 23 to 25 months, at a gross daily charter rate linked to the Baltic Panamax Index (‘‘BPI’’) plus a premium of 6.5%.

The contracted charter coverage including newbuilds, based on the Company’s best estimates as of February 14, 2012 is:

2012 (remaining) ……………….....69%

2012 (full year) ……………………72%

2013 …..…………………………...59%

                                      2014

…..…………………………..32%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 18 drybulk vessels, all built post-2003, and the Company has contracted to acquire 10 additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Matthew Abenante

Investor Relations Advisor

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA represent net income, EPS and EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency respectively. See Table 1.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See Table 1.